SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)1

                             OPEN PLAN SYSTEMS, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683709 10 9
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

                        J. WESLEY HALL, 4 BROAD RUN LANE
                  MANAKIN-SABOT, VIRGINIA 23103 (804) 784-4033
  -----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                NOVEMBER 28, 2000
  -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

           Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)



-------------
           1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  ---------------------------                           ------------------------
    CUSIP No. 683709 10 9            SCHEDULE 13D           Page 2 of 8 Pages
  ---------------------------                           ------------------------

  --------- --------------------------------------------------------------------
  1         NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            J. Wesley Hall
  --------- --------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)      |_|
                                                                   (b)      |_|
            Not Applicable
  --------- --------------------------------------------------------------------
  3         SEC USE ONLY


  --------- --------------------------------------------------------------------
  4         SOURCE OF FUNDS*

            PF
  --------- --------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)                                               |_|

            Not Applicable
  --------- --------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
  --------- --------------------------------------------------------------------

         NUMBER OF          7       SOLE VOTING POWER

           SHARES                   376,900
                            ------- --------------------------------------------
                            8       SHARED VOTING POWER
        BENEFICIALLY
                                    -0-
                            ------- --------------------------------------------
       OWNED BY EACH        9       SOLE DISPOSITIVE POWER

         REPORTING                  376,900
                            ------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER
        PERSON WITH
                                    -0-
  --------- --------------------------------------------------------------------
  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            376,900
  --------- --------------------------------------------------------------------
  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                         |_|

            Not Applicable
  --------- --------------------------------------------------------------------
  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.7%
  --------- --------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON*

            IN
  --------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


Item 1.           Security and Issuer
                  -------------------

                  This Schedule 13D relates to the common stock, no par value per share (the "Common Stock"), of Open Plan Systems, Inc., a Virginia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4299 Carolina Avenue, Building C, Richmond, Virginia 23222.

Item 2.           Identity and Background
                  -----------------------

                  (A)      J. Wesley Hall.

                  (B) The address of Mr. Hall is 4 Broad Run Lane, Manakin-Sabot, Virginia 23103.

                  (C) Mr. Hall is retired and was previously Chairman and Founder of National Card Control, a wholly-owned subsidiary of Cendant Corporation. Mr. Hall is also a director of the Issuer.

                  (D) During the past five years, Mr. Hall has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Mr. Hall has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
                           Federal or State securities laws or finding any violation with respect to such laws.

                  (F) Mr. Hall is a citizen of the United States of America.

Item 3.           Source and Amount of Funds and Other Consideration
                  --------------------------------------------------

                  Mr. Hall used personal funds in making acquisitions of shares of Common Stock, as follows:

                           (i) 171,800 shares of Common Stock were purchased for approximately $2.50 per share between October 1, 1998 and September 24, 1999.
                           (ii) 125,000 shares of Common Stock were purchased for $2.50 per share on September 15, 1999 in a private transaction.
                           (iii) 2,500 shares of Common Stock were purchased for $2.00 per share between April 26, 2000 and May 15, 2000.


                               Page 3 of 8 Pages

                           (iv)     26,600 shares of Common Stock were purchased
                                    for $1.50 per share on July 26, 2000.
                           (v)      50,000 shares of Common Stock were purchased
                                    for $1.63 per share on November 28 and 29, 2000.

                  In addition, on May 15, 2000, the Issuer granted Mr. Hall options to purchase 1,000 shares of Common Stock at an exercise price of $2.00 per share pursuant to the Issuer's Stock Option Plan for Non-Employee Directors.


Item 4.           Purpose of Transaction
                  ----------------------

                  Mr. Hall has purchased shares of Common Stock for investment purposes. Mr. Hall may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose. Mr. Hall intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock.

                  Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Hall may have that relate to or would result in:

                  (A)      The   acquisition   by  any   person  of   additional
                           securities of the Issuer or the disposition of securities of the Issuer;

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;


                                Page 4 of 8 Pages

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Mr. Hall are 376,900 shares and 8.7% of the issued and outstanding shares of Common Stock, respectively.

                  (B) Mr. Hall has, or will have upon the exercise of certain stock options, the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

                  (C)      Not applicable

                  (D)      Not applicable.

                  (E)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or  Relationships with
                  --------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  On August 31, 1999, the Issuer, its founder, Stan A. Fischer, and 13 investors, one of whom was Mr. Hall, entered into a Stock Purchase Agreement (the "Agreement"). Pursuant to the Agreement, the Issuer and the 13 investors agreed to purchase for cash 993,542 shares of Common Stock held by Mr. Fischer at a price of $2.50 per share. The Issuer redeemed approximately 270,000 of such shares, and the 13 investors purchased the remaining shares. Mr. Hall acquired 125,000 shares of Common Stock pursuant to the Agreement.

                  In addition, pursuant to the Agreement, the Issuer agreed to effect, for the benefit of the 13 investors, a resale or "shelf" registration of the shares purchased, including the 125,000 shares of Common Stock acquired by Mr. Hall, with the Securities and Exchange Commission (the "Commission")and other applicable security regulators. Previously, the Issuer had approved such registration of the shares held by Mr. Fischer.


                               Page 5 of 8 Pages

                  For a more information on the Agreement, see the Issuer's Current Report on Form 8-K dated September 15, 2000 that was filed with the Commission on October 1, 2000.

                  Mr. Hall is a director of the Issuer.

Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  Stock Purchase Agreement, dated August 31, 1999, by and between the Issuer, Mr. Fischer and certain investors named therein.













                               Page 6 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.




Date:  May 10, 2001                  /s/ J. Wesley Hall
                                     -------------------------------------------
                                     J. Wesley Hall



Attention:        Intentional  misstatements  or  omissions of fact  constitute
                  Federal criminal violations (see 18 U.S.C. 1001).
















                               Page 7 of 8 Pages

                                  EXHIBIT INDEX


        Exhibit                           Description
        -------                           -----------

           A Stock Purchase Agreement, dated August 31, 1999, by and between Open Plan Systems, Inc., Stan A. Fischer and certain investors named therein, filed as Exhibit
                           99.2 to the Issuer's Current Report on Form 8-K dated September 15, 1999 (File No. 000-20743), incorporated herein by reference















                               Page 8 of 8 Pages